Exhibit 5.1

November 15, 2023

Movano Inc.

6800 Koll Center Parkway

Pleasanton, California 94566

Ladies and Gentlemen:

We have acted as counsel to Movano Inc., a Delaware corporation (the “Company”), in connection with the proposed offering and sale by the Company of up to 4,870,600 shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”) (which includes up to 635,296 shares that are subject to the underwriter’s option to purchase additional shares to cover over-allotments, if any) (the “Shares”), pursuant to the Registration Statement on Form S-3 (No. 333-264116) initially filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), on April 4, 2022 and declared effective by the Commission on May 25, 2022, the related base prospectus dated May 25, 2022 (the “Base Prospectus”), and the prospectus supplement dated November 14, 2023 (together with the Base Prospectus, the “Prospectus”). This opinion is being furnished to you in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

You have requested our opinion as to the matters set forth below in connection with the Registration Statement, the Prospectus and the offering of the Shares thereunder. For purposes of rendering this opinion, we have examined: (i) the Registration Statement; (ii) the Prospectus; (iii) the Underwriting Agreement; (iv) the Amended and Restated Certificate of Incorporation of the Company, as amended to date, and the Amended and Restated Bylaws of the Company, as amended to date; and (v) the resolutions adopted by the Board of Directors of the Company (the “Board of Directors”) and the Pricing Committee of the Board of Directors (the “Authorizing Resolutions”) approving the Registration Statement, Prospectus and the issuance of the Shares pursuant to that certain Underwriting Agreement dated on or about the date hereof (the “Underwriting Agreement”). We have also made such other investigation as we have deemed appropriate. We have examined and relied upon certificates of public officials and, as to certain matters of fact that are material to our opinion, we have also relied on a certificate of an officer of the Company. In rendering our opinion, we have also made assumptions that are customary in opinion letters of this kind. We have not verified any of those assumptions.

Movano Inc.

November 15, 2023

For the purposes of this opinion letter, we have assumed that: (a) each document submitted to us is accurate and complete; (b) each such document that is an original is authentic; (c) each such document that is a copy conforms to an authentic original; and (d) all signatures on each such document are genuine. We have further assumed the legal capacity of natural persons, and we have assumed that each party to the documents we have examined or relied on has the legal capacity or authority and has satisfied all legal requirements that are applicable to that party to the extent necessary to make such documents enforceable against that party. We have not verified any of those assumptions. Our opinion set forth below is limited to the Delaware General Corporation Law and reported judicial decisions interpreting those laws.

Based upon and subject to the foregoing, it is our opinion that:

The Shares are duly authorized for issuance by the Company and, when issued, delivered and paid for as described in the Prospectus and pursuant to the Underwriting Agreement and the Authorizing Resolutions, will be validly issued, fully paid and non-assessable.

We hereby consent to the filing of this opinion letter as an exhibit to the Company’s Current Report on Form 8-K and to the reference to this firm in the Prospectus under the caption “Legal Matters.” In giving our consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder.

Yours truly,

/s/ K&L Gates LLP